Filed by Devon Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Act of 1934
Subject Company: Ocean Energy, Inc.
Commission File No. 1-8094

20 North Broadway, Suite 1500
Oklahoma City, Oklahoma 73102-8260
Telephone: (405) 235-3611
Fax: (405) 552-4667

NEWS RELEASE

	Devon	Ocean

Investor contacts:	Zack Hager (405) 552-4526	Scott Winters (713) 265-6244

Media contacts:	Brian Engel (405) 228-7750	Jenna Wright (713) 265-6609

DEVON ENERGY AND OCEAN ENERGY TO MERGE, CREATING LARGEST
U.S. INDEPENDENT OIL AND GAS PRODUCER

OKLAHOMA CITY and HOUSTON – February 24, 2003 – Devon Energy Corporation (AMEX: DVN, TSE:NSX) and Ocean Energy, Inc. (NYSE:OEI) announced today that the two companies have agreed to merge. The merged company will be named Devon Energy Corporation and will be headquartered in Oklahoma City. Devon will become the largest U.S.-based independent oil and natural gas producer with production of approximately 650,000 equivalent barrels of oil per day, and upon completion of the merger, will have an enterprise value of approximately $20 billion.

     “Combining our two companies creates a balanced portfolio with North American and international assets, increased oil and gas production capabilities and greater internal growth opportunities through an active exploration program,” said J. Larry Nichols, Devon’s chairman, president and chief executive officer. “Ocean’s high-impact, deepwater projects and complementary management skills make this a win-win transaction.”

     “This merger combines the strong North American portfolio of Devon with the growth profile of Ocean,” said James T. Hackett, chairman, president and chief executive officer of Ocean. “As part of a much larger organization, our shareholders will benefit from the superior access to capital necessary to accelerate key exploration and development opportunities. It also provides a commodity mix weighted positively toward North American natural gas and creates a better balance between exploration and exploitation, minimizing the risk associated with high-impact exploration.”

Management

     Following the merger, Mr. Nichols will retain the positions of chairman and chief executive officer of Devon. Mr. Hackett will be named president and chief operating officer. The board of directors will consist of nine members from Devon and four members from Ocean.

Strategic Rationale

•	Devon’s stable, gas-focused North American assets will be complemented by Ocean’s high-impact international and deepwater development and exploration projects.

•	The transaction creates an entity with a stronger balance sheet and greater financial flexibility, allowing for acceleration of key exploration opportunities.

•	The companies expect general and administrative cost savings of at least $50 million annually.

•	Devon and Ocean have significant core area overlap that will provide operational synergies.

Combined Business

•	The combined company will produce approximately 2.4 billion cubic feet of natural gas and approximately 250,000 barrels of oil and natural gas liquids per day. This will make Devon the largest U.S.-based independent oil and gas producer.

•	Devon will have approximately 2.2 billion barrels of oil equivalent proved reserves, with 84 percent in North America.

•	90 percent of Devon’s worldwide production will be from North America, of which 69 percent will be natural gas.

•	Long-term debt of the combined company will be approximately 52 percent of total capitalization.

•	The combined company worldwide will hold 29 million net undeveloped acres.

•	With interests in more than 500 deepwater Gulf of Mexico blocks, Devon will be the largest independent deepwater Gulf leaseholder.

Terms and Conditions

     Under the terms of the merger agreement, Ocean’s shareholders will receive 0.414 shares of Devon common stock for each common share of Ocean. The exchange ratio is based upon the relative market prices of the two securities over the last 30 trading days. This will require Devon to issue 73.4 million new shares to Ocean’s shareholders. Based upon Devon’s closing stock price of $48.23 per share on February 21, 2003, the total value of the stock to be issued will be approximately $3.5 billion. The aggregate value of the transaction, including the assumption of Ocean’s debt and other obligations, is approximately $5.3 billion. The transaction is expected to be non-taxable to the shareholders of both companies.

     The transaction is subject to approval by the shareholders of both companies as well as expiration of the Hart-Scott-Rodino waiting period and other customary closing conditions. Both Devon and Ocean intend to hold special shareholders’ meetings as soon as practicable following completion of regulatory review.

     The agreement between the companies contains reciprocal provisions for the payment of termination fees under certain circumstances.

     The boards of directors of both companies have approved the merger. Completion of the transaction is expected in the second or third quarter of 2003.

Investor Meeting and Conference Call

     Devon and Ocean will discuss this transaction today at a meeting and conference call with investors and analysts at 9:00 a.m. Central Time (10:00 a.m. Eastern Time). The meeting and conference call will also be available by webcast. The webcast may be accessed from Devon’s homepage at www.devonenergy.com and from Ocean’s homepage at www.oceanenergy.com.

     Ocean Energy, Inc. is an independent energy company engaged in the exploration, development, production, and acquisition of crude oil and natural gas. North American operations are focused in the shelf and deepwater areas of the Gulf of Mexico, the Rocky Mountains, Permian Basin, Anadarko, East Texas, North Louisiana and Gulf Coast regions. Internationally, Ocean holds a leading position among U.S. independents in West Africa with oil and gas activities in Equatorial Guinea, Angola, Nigeria and Cote d’Ivoire. The company also conducts operations in Egypt, the Russian Republic of Tatarstan, Brazil, and Indonesia.

     Devon Energy Corporation is an Oklahoma City-based independent energy company engaged in oil and gas exploration, production and property acquisitions. Devon ranks among the top five U.S.-based independent oil and gas producers and is included in the S&P 500 Index. For additional information visit www.devonenergy.com.

INVESTOR NOTICES

     This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission. Such statements are those concerning the contemplated transaction and strategic plans, expectations and objectives for future operations. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed transaction, realization of expected synergies from the transaction, reserve estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

     Devon and Ocean will file a proxy statement/prospectus and other documents regarding the proposed merger described in this press release with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Devon and Ocean and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Devon and Ocean seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Devon and Ocean with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy

Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: or to Ocean Energy, Inc, 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e-mail: ir@oceanenergy.com.

     Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Devon and Ocean in connection with the merger. Information about Devon and Ocean and their respective directors and officers can be found in Devon’s and Ocean’s respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

###

Larry Nichols Chairman & CEO Jim Hackett President & COO FEBRUARY 2003

Strategy & Vision Larry Nichols Chairman & CEO

Information provided in this presentation includes "forward-looking statements" as defined by the Securities and Exchange Commission. Forward-looking statements are identified as "forecasts, projections, estimates, plans, expectations, targets, etc." and are subject to a variety of risk factors. For representative risk factors that could cause Devon's and Ocean's actual results to differ materially from the estimates contained herein, refer to previously filed public documents. Safe Harbor

For Immediate Release... February 24, 2003 - Devon Energy & Ocean Energy to merge creating the largest U.S. independent oil and gas company.

Transaction Summary Structure: Non-taxable merger Market exchange ratio: 0.414 DVN per OEI share (?73.4 million common shares) Pro forma equity ownership: 68% Devon and 32% Ocean

Path To Completion February 24: DVN and OEI announce merger March: File preliminary proxy materials April: File definitive proxy materials May: Shareholder meetings May: Close merger

Governance Board of Directors: 9 Devon and 4 Ocean Chairman and CEO: Larry Nichols President and COO: Jim Hackett Corporate headquarters: Oklahoma City

Strategic Rationale Complementary strengths Devon's North American gas position Ocean's international / deepwater exploration expertise Multi-year growth profile Enhanced financial strength Significant synergies

Proved reserves: ? 2.2 Billion BOE Current production: 653,000 BOED Enterprise value: ? $20.5 Billion Production profile: 90% North American Production mix: 63% gas / 37% liquids Reserves/production ratio: 9+ years The Combined Company Note: Production based on fourth quarter 2002 reported results. BOE represents barrels of oil equivalent. BOED represents barrels of oil equivalent per day.

Financial Ratios Net Debt(1) / Cash Margin(2) 3.8x 3.4x EBITDA(2) / Interest(2) 4.4x 5.3x Net Debt(1) / Capitalization 61% 52% (1) Maturity value of debt as of 12/31/02 +/- net working capital, net of $471 MM of ChevronTexaco stock owned by Devon. (2) Full year 2002 as reported. Excludes gains on property dispositions and related taxes. Devon 12/31/02 Pro Forma 12/31/02

Total Daily Oil & Gas Production Devon Pro Forma EnCana Anadarko Oxy Devon Unocal Apache Pro Forma Burlington Canadian Natural Talisman Kerr-McGee 494.7 621.8 535.3 518.3 494.7 450.5 436.8 410.7 383.9 350.5 310 158.2 Note: Based on most recently available data. Assumes 20% royalty rate for EnCana, Canadian Natural and Talisman. MBOED represents thousand barrels of oil equivalent per day. (MBOED)

Complementary Asset Base Mid-Continent 127 26 153 23% Gulf/Gulf Coast 81 63 144 22% Permian Basin 57 6 63 10% Rocky Mountains 47 6 53 8% West Africa 8 42 50 8% Other International 1 15 16 2% Canada 174 - 174 27% Total 495 158 653 100% Note: Based on fourth quarter 2002 reported production. Devon (MBOED) Ocean (MBOED) Combined (MBOED) % Total 4th Quarter Daily Production

Mid-Continent Permian Rocky Mountains Gulf/Gulf Coast Canada West Africa Other International 0.29 0.09 0.107 0.06 0.36 0.003 0.09 Reserve Distribution Note: Estimated proved reserves as of 12/31/02. Mid-Continent Permian Rocky Mountains Gulf/Gulf Coast Canada West Africa Other International 0.27 0.08 0.09 0.14 0.26 0.07 0.09 West Africa 0.3% Rocky Mountains 10.7% Devon Devon Pro Forma Mid-Continent 27% Gulf/ Gulf Coast 14% Rocky Mountains 9% Permian 8% Canada 26% West Africa 7% Other International 9% Other International 9% Mid-Continent 29% Gulf/ Gulf Coast 6% Permian 9% Canada 36%

North American Assets Stable, high-margin production base Deepwater expertise / proven track record Non-conventional gas expertise Diversified organic growth portfolio

North American E&P Focus Canada Rocky Mountains Mid-Continent Permian Gulf of Mexico/Gulf Coast Gas Oil 0.69 0.31 Liquids 31% Gas 69% N.A. Pro Forma Production: 587 MBOED

Dominant in North American Gas ECA Devon Pro Forma BR APC CNQ 2.423 2.418 1.746 1.682 1.116 Devon Among Independents (BCFD) Note: Production based on most recently available data and pro forma for merger of Devon and Ocean. Assumes 20% royalty rate for EnCana and Canadian Natural. BCFD represents billion cubic feet per day. (BCFD) Devon Among the Majors BP XOM Devon Pro Forma CVX RD 4.138 3.251 2.418 2.341 2.179

High-Impact International Assets Brazil China Egypt Azerbaijan Exploration Production / Development West Africa

Asset Power Jim Hackett President & COO

Dominant North American gas position Significant low-risk growth projects Diversified high-impact exploration inventory What "Asset Power" Means

Foothills Deep Basin Barnett Shale Deepwater Gulf of Mexico Significant Low-Risk Growth North American Opportunities Ark-La-Tex Powder River CBM Washakie

Deepwater Gulf of Mexico Development N. Boomvang W. Boomvang E. Boomvang Balboa Nansen N.W. Navajo Navajo W. Navajo Trident Magnolia Zia Merganser Cascade Pecten/Maria Firebird Angus Manatee Orion LOUISIANA Vortex Red Hawk 2001 2002 2003e 2004e MMCFED MBOED 23.2 37.6 62.1 76.6 Devon Ocean Devon & Ocean

Deepwater Gulf of Mexico Development N. Boomvang W. Boomvang E. Boomvang Balboa Nansen N.W. Navajo Navajo W. Navajo Trident Magnolia Zia Merganser Cascade Pecten/Maria Firebird Angus Manatee Orion LOUISIANA Vortex Red Hawk 2001 2002 2003e 2004e MMCFED MBOED 23.2 37.6 62.1 76.6 Devon Ocean Devon & Ocean Balboa N. Boomvang Nansen N.W. Navajo W. Boomvang Navajo E. Boomvang W. Navajo

Deepwater Gulf of Mexico Development N. Boomvang W. Boomvang E. Boomvang Balboa Nansen N.W. Navajo Navajo W. Navajo Trident Magnolia Zia Merganser Cascade Pecten/Maria Firebird Angus Manatee Orion LOUISIANA Vortex Red Hawk 2001 2002 2003e 2004e MMCFED MBOED 23.2 37.6 62.1 76.6 Devon Ocean Devon & Ocean 4" RIGID INSULATED JUMPER SOUTH PASS 89 "B" UTA HORIZONTAL TREE WITH POD INSULATED PLET UMBILICAL 5.563" OD UNINSULATED PIPE HYDRAULIC FLYING LEAD ELECTRICAL AND HYDRAULIC FLYING LEADS

Deepwater Gulf of Mexico Development N. Boomvang W. Boomvang E. Boomvang Balboa Nansen N.W. Navajo Navajo W. Navajo Trident Magnolia Zia Merganser Cascade Pecten/Maria Firebird Angus Manatee Orion LOUISIANA Vortex Red Hawk 2001 2002 2003e 2004e MMCFED MBOED 23.2 37.6 62.1 76.6 Devon Ocean Devon & Ocean

1999 2000 2001 2002 2003e MMCFED 92.9 174.3 283.6 430.6 565 MBOED 15.5 29.1 47.3 71.8 94.2 Barnett Shale Net acreage: 545,000 Working interest: 95% Current production: 500 MMCFED Producing wells: ?1,200 Low-risk drilling locations: >2,000 2003 plans: Drill >400 wells Fort Worth 10 Miles Lower Frac Barrier Absent Barnett Producing Well Devon Acreage Step-Out Location (Expansion Area) Future Location (Core) Denton Oil Prone Dry Gas Prone Expansion Area Core Area OK TX

NE BC 1,810,000 Acres Northern Plains 2,720,000 Acres Lloydminster 1,670,000 Acres Central 1,150,000 Acres Foothills 640,000 Acres Deep Basin 800,000 Acres Peace River Arch 1,100,000 Acres Alberta B.C. Alberta Sask. Canadian Operations ECA DVN CNQ TLM BR APC 16200 10233 9271 4554 4468 3554 Pacific Ocean Hudson Bay B.C. Alberta 60o Sask. Northwest Territories Alaska

1999 2000 2001 2002 2003e MMCFED 11.3328 52.8864 93.054 134.5296 143.1888 MBOED 1.8888 8.8144 15.509 22.4216 23.8648 Net acreage: 800,000 Working interest: 48% Current production: ?115 MMCFD and ?4,000 BOD Cretaceous and Devonian targets Primarily winter access 2003 plans: Drill 100 wells Elmworth Wapiti Karr Bilbo Pinto Leland/Wild Hiding Edson Grand Prairie B.C. Alberta Sask. 60o Canada - Deep Basin

Net acreage: 640,000 Working interest: 53% Current production: ? 110 MMCFD and ? 950 BOD Shallow sweet and deep sour gas 2003 plans: Drill 30+ wells Narraway Lynx Coleman Falls Grizzly Bighorn Moose Findley Sikanni Alberta B.C. B.C. Alberta Sask. 60o Canada - Foothills 1999 2000 2001 2002 2003e MMCFED 52.508 57.7588 73.34112 101.40412 112.0276 MBOED 8.751333333 9.626466667 12.22352 16.90068667 18.67126667

Panyu Project CHINA ACG Field AZERBAIJAN Zafiro Field EQUATORIAL GUINEA Significant Low-Risk Growth International Opportunities

1999 2000 2001 2002 2003e 2004e MMCFED MBOED 20.1 22.9 30.4 33 41.5 50 Zafiro Field - Equatorial Guinea Maritime Boundary ZAFIRO Bioko Island Gabon E.G. Nigeria Cameroon Block B Block C Block D Block N La Cieba Atlantic Ocean Atlantic Ocean Field size: ? 26,000 acres Working interest: 25% Producing wells: 37 New FPSO ready for production in September 2003 2003 plans: reach peak rate of 50 MBOD net

1998 1999 2000 2001 2002 2003E 2004E Production 16.626 19.379 22.798 30.442 33.3 41.3 51.2 MBOPD Jade Platform Southern Expansion Area Net Production 1995 1996 1997 1998 1999 2000 2001 2002 2003+(E) Production 0 4.12 23.64 52.41 86.7 PDP 0 19.35 36.7 45.74 87.203 PDN 0 6.32 14.33 4.47 0 PUD 14.38 62.95 126.81 144.54 147.124 PROB 66.98 89.9 96 126.45 128.6882 POSS 50.6 76.37 43.46 61.19 62.27 MMBO Growing Assets Gross Barrels (EUR's) Zafiro Field - Equatorial Guinea

Working interest: 25% Gross reserves: 82 MMBO Target rate of 15,000 BOD net in 2004 Attractive economics: project payout in 1.5 years 2003 plans: Complete construction of two platforms connecting to leased FPSO First production expected Q4 Indian Ocean C H I N A Panyu Development Project

'03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 MMCFED MBOED 0.54939726 0.616246575 1.02460274 1.786219178 3.26509589 4.213534247 51.15758904 49.81161644 40.74142466 36.90646575 26.44572603 22.45567123 21.50367123 21.40961644 21.42882192 19.68660274 17.84915068 15.39758904 ACG Field - Azerbaijan 5.63% carried interest Operator: BP Gross production: 142,000 BOD Drilling results exceeding expectations Gross proven reserves: 4.6 BBO Ultimate gross potential: >6 BBO Three phase field development commenced in 2002 ACG Field BTC Route ACG Unit Net Production Targets

High Impact Exploration Opportunities Mackenzie Delta Barnett Shale Upside Deepwater GULF OF MEXICO South Atlantic Margin BRAZIL & WEST AFRICA

Largest exploratory land holder 1.5 million net acres 46% average working interest Multiple onshore prospects: >200 BCF Evaluating several offshore prospects: >500 BCF Momentum building for Mackenzie Valley pipeline Startup planned for 2007/2008 2003 plans: Currently drilling 2 exploration wells Mackenzie Delta / Beaufort Sea Large Reserve Potential Yukon Northwest Territories Beaufort Sea NAPARTOK PROSPECT (Drilling) TUK M-18 (2002 Discovery) NUNA PROSPECT (Drilling)

Barnett Shale - Exploration Potential Net acreage outside core area and expansion area: 335,000 6 horizontals producing Initial production: 2.5-4.5 MMCFD Well cost: $1.3 MM Vertical wells: Initial production: 0.7-1.0 MMCFD Well cost: $0.75 MM Future of horizontals Development of exploration area Well count reduction Fort Worth Denton 20 Miles Horizontal test Vertical test Seismic program Devon Acreage Full Barnett Core Parker Co. Tarrant Co. Denton Co. Wise Co. Johnson Co. Lower Barrier Frac Absent Core Producing Area

Multi-Year Deepwater Inventory W Boomvang Balboa Bering Vespucci E Boomvang Navajo NW Navajo Drake Nansen N Boomvang W Navajo Golden Aztec Sardinia Salida Yellowstone Kelly Chimayo Kilimanjaro Boomer Aruba Blackhawk Leadville Fast Break Eagles Cap Trident Bass Antero Goldfield Coronado Wolf Creek Titan Red Snapper Rat Red Red Herring Independence Mac Duff Concipcion Amistad Colorado Shiner Deep Concho 2 Red Hawk Magnolia Cello Animas Proteus Atlas Atlas SW Isle Royale La Jolla Hyperion Bastogne Tethys Northern Cascades Hansa Neches Baltimore Boston Phoebe Mission Yorktown Yorick Jed Trinity Intruder 2 Zia Elephant Sierra Nevada Bourre Guinness Big Bass Goldeneye Keystone Paku Vortex Mistral Los Cabos Tuscany E Merganser Riptide Octopus Showboat Tembo Troon Tuscany W Cabot Paladin Doc Higgs Blazer Chaps Scout Erie Cascade Discovery/Development Inventory LOUISIANA TEXAS Serval Emperor

South Atlantic Margin Exploration NIGERIA CAMEROON GABON CONGO ANGOLA GHANA COTE D'IVOIRE E.G. BRAZIL ARGENTINA Atlantic Ocean Atlantic Ocean BM-BAR-3 100% WI BM-C-8 45% WI BM-S-22 20% WI BM-C-15 65% WI Block-10 35% WI Block-24 40% WI Marine IX 50% WI Agali 50% WI 2nd Half '03 Block N 30% WI Block 256 95% WI Keta 56% WI Mid-'03

Dominant North American independent Diversified low-risk growth portfolio High-impact exploration opportunities Balance sheet strength / flexibility Track record of per share growth New Devon

Relative Price Performance Devon vs. Indices September 1988 - February 2003

Investor Notice Devon and Ocean will file a proxy statement/prospectus and other documents regarding the proposed merger described in this investor presentation with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Devon and Ocean and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Devon and Ocean seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Devon and Ocean with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com or to Ocean Energy, Inc., 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e- mail: ir@oceanenergy.com. Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Devon and Ocean in connection with the merger. Information about Devon and Ocean and their respective directors and officers can be found in Devon's and Ocean's respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

Larry Nichols Chairman & CEO Jim Hackett President & COO FEBRUARY 2003